Exhibit 99.1

March 29, 2021	1500 Robert-Bourassa Blvd., 7th Floor
Montreal QC, H3A 3S8
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: LIMINAL BIOSCIENCES INC

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting

Record Date for Notice of Meeting :	April 23, 2021

Record Date for Voting (if applicable) :	April 23, 2021

Beneficial Ownership Determination Date :	April 23, 2021

Meeting Date :	June 04, 2021

Meeting Location (if available) :	Virtual Meeting

Issuer sending proxy related materials directly to NOBO:	No

Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	Yes

Beneficial Holders Stratification Criteria:	Not Applicable

NAA for Registered Holders	Yes

Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	53272L103	CA53272L1031

Sincerely,

Computershare

Agent for LIMINAL BIOSCIENCES INC